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Exhibit 99.1

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

Consolidated Financial Statements (unaudited)
March 31, 2007

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

March 31, 2007

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands, except share data)

	March 31, 2007	December 31, 2006
ASSETS
General investment portfolio:
Bonds at fair value (amortized cost of $4,500,933 and $4,505,898)	$4,663,005	$4,681,144
Equity securities at fair value (cost of $39,275 and $54,291)	39,321	54,325
Short-term investments (cost of $78,963 and $85,980)	80,087	86,503
Financial products segment investment portfolio:
Bonds at fair value (amortized cost of $1,126,833 and $1,127,698)	1,127,607	1,128,255
Guaranteed investments contracts from GIC Affiliates at fair value (amortized
cost of $995,526 and $962,815)	1,001,751	962,815
Short-term investments	8,903	19,478
Assets acquired in refinancing transactions:
Bonds at fair value (amortized cost of $40,533 and $40,133)	41,699	41,051
Securitized loans	229,661	241,785
Other	53,608	55,036

Total investment portfolio	7,245,642	7,270,392

Cash	35,397	29,660
Deferred acquisition costs	344,793	340,673
Prepaid reinsurance premiums	1,006,277	1,004,987
Reinsurance recoverable on unpaid losses	39,126	37,342
Other assets	1,518,438	1,496,170

TOTAL ASSETS	$10,189,673	$10,179,224

LIABILITIES, MINORITY INTEREST AND SHAREHOLDER'S EQUITY
Deferred premium revenue	$2,661,003	$2,658,594
Losses and loss adjustment expenses	233,500	228,122
Financial products segment debt	3,106,466	3,067,745
Deferred federal income taxes	291,840	292,905
Notes payable to affiliate	307,251	321,370
Surplus notes	108,850	108,850
Accrued expenses, other liabilities and minority interest	374,454	439,030

TOTAL LIABILITIES AND MINORITY INTEREST	7,083,364	7,116,616

COMMITMENTS AND CONTINGENCIES
Preferred stock (5,000.1 and 0 shares authorized; 0 shared issued and outstanding; par value of $1,000 per share)
Common stock (373 and 380 shares authorized; issued and outstanding; par value of $40,214 and $39,474 per share)	15,000	15,000
Additional paid-in capital—common	708,284	743,504
Accumulated other comprehensive income (net of deferred income taxes of $58,762 and $63,063)	109,099	117,087
Accumulated earnings	2,273,926	2,187,017

TOTAL SHAREHOLDER'S EQUITY	3,106,309	3,062,608

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDER'S EQUITY	$10,189,673	$10,179,224

The accompany Notes are an integral part of the Consolidated Financial Statements (unaudited).

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

(in thousands)

	Three Months Ended March 31,
	2007	2006
REVENUES
Net premiums written	$110,514	$96,560

Net premiums earned	$109,395	$102,484
Net investment income	57,188	52,402
Net realized gains (losses)	(96)	(878)
Interest income from financial products segment	35,846	31,615
Net realized and unrealized gains (losses) on derivative instruments	(1,964)	6,616
Income from assets acquired in refinancing transactions	5,852	6,977
Net realized gains (losses) from assets acquired in refinancing transactions	268	712
Other income	1,841	1,248

TOTAL REVENUES	208,330	201,176

EXPENSES
Losses and loss adjustment expenses	4,390	3,285
Interest expense	5,600	6,748
Interest expense from financial products segment	38,905	36,030
Policy acquisition costs	15,951	16,210
Foreign exchange (gains) losses from financial products segment	15,132	24,954
Other operating expenses	22,343	19,434

TOTAL EXPENSES	102,321	106,661

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	106,009	94,515
Provision for income taxes
Current	23,793	20,213
Deferred	3,236	20,257

Total provision	27,029	40,470

NET INCOME BEFORE MINORITY	78,980	54,045
Less: Minority interest	(7,929)	(52,845)

NET INCOME	86,909	106,890
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Unrealized gains (losses) arising during period, net of deferred income tax provision (benefit) of $(4,139) and $(16,864)	(7,687)	(31,955)
Less: Reclassification adjustment for gains (losses) included in net income, net of deferred income tax provision (benefit) of $162 and $(325)	301	(603)

Other comprehensive income (loss)	(7,988)	(31,352)

COMPREHENSIVE INCOME	$78,921	$75,538

The accompanying Notes are an integral part of the Consolidated Financial Statements (unaudited).

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands)

	March 31, Three Months Ended
	2007	2006
Cash flows from operating activities:
Premiums received, net	$88,296	43,992
Policy acquisition and other operating expenses paid, net	(140,368)	(127,768)
Salvage and subrogation	5	267
Losses and loss adjustment expenses paid	(850)	(1,464)
Net investment income received	57,667	51,528
Net investment income received in financial products segment	9,311	9,399
Interest paid in financial products segment	(1,416)	(1,192)
Net derivative payments in financial products segment	(6,370)	(6,660)
Federal income taxes (paid) recovered	(6,822)	1,980
Interest paid	(3,798)	(5,983)
Income received from refinanced assets	4,132	5,829
Other, net	5,059	1,534

Net cash provided by (used for) operating activities	4,846	(28,538)

Cash flows from investing activities:
Proceeds from sales of bonds	732,597	395,343
Proceeds from maturities of bonds	57,708	36,563
Purchases of bonds	(778,552)	(383,115)
Purchases of property and equipment	(52)	(852)
Net change in short-term investments	7,321	4,946
Maturity of financial products segment bonds	—	41,500
Net change in financial products segment short-term investments	10,575	129
Paydowns of assets acquired in refinancing transactions	15,374	51,875
Proceeds from sales of assets acquired in refinancing transactions	286	4,995
Other investments	14,732	1,161

Net cash provided by (used for) investing activities	59,989	152,545

Cash flows from financing activities:
Repayment of notes payable to affiliate	(14,120)	(58,405)
Capital issuance costs	(220)	(233)
Dividends paid	—	(40,000)
Repurchase of shares	(35,000)	—
Repayment of financial products segment debt	(10,000)	(41,500)

Net cash provided by (used for) financing activities	(59,340)	(140,138)

Effect of changes in foreign exchange rates on cash balances	242	468

Net increase (decrease) in cash	5,737	(15,663)
Cash at beginning of period	29,660	39,506

Cash at end of period	$35,397	$23,843

(a)
In the first three months of 2006, the Company received a tax benefit of $3,031 by utilizing its Parent's losses. This amount was recorded as a capital contribution.

The accompanying Notes are an integral part of the Consolidated Financial Statements (unaudited).

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.     ORGANIZATION AND OWNERSHIP

        Financial Security Assurance Inc. (the "Company"), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the "Parent"), is an insurance company domiciled in the State of New York. The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on public finance and asset-backed obligations through the Financial Guaranty Segment. The Company's underwriting policy is to insure public finance and asset-backed obligations that it determines would be investment grade quality without the benefit of the Company's insurance. Public finance obligations insured by the Company consist primarily of general obligation bonds supported by the issuers' taxing powers and special revenue bonds and other special obligations of states and local governments supported by the issuers' abilities to impose and collect fees and charges for public services or specific projects. Public finance obligations include obligations backed by the cash flow from leases or other revenues from projects serving substantial public purposes, including government office buildings, toll roads, health care facilities and utilities. Asset backed obligations insured by the Company are generally issued in structured transactions and are backed by pools of assets, such as residential mortgage loans, consumer receivables, securities or other assets having an ascertainable cash flow or market value. The Company also insures synthetic asset backed obligations that generally take the form of credit default swap ("CDS") obligations or credit linked notes that reference specific asset-backed securities or pools of securities or loans, with a defined deductible to cover credit risks associated with the referenced securities or loans. In addition, the Company insures guaranteed investment contracts ("GICs") issued by FSA Capital Management Services LLC ("FSACM"), FSA Capital Markets Services (Caymans) Ltd. and, prior to April 2003, FSA Capital Markets Services LLC (collectively, the "GIC Affiliates"), affiliates of the Company.

        The Company consolidates the results of certain variable interest entities ("VIEs"), including FSA Global Funding Limited ("FSA Global") and Premier International Funding Co. ("Premier"). These VIEs comprise the Financial Products ("FP") Segment. FSA Global issues FSA-insured medium term notes and generally invests the proceeds from the sale of its notes in FSA-insured GICs or other FSA- insured obligations with a view to realizing the yield difference between the notes issued and the obligations purchased with the note proceeds. Substantially all the assets of FSA Global are pledged to secure the repayment, on a pro rata basis, of FSA Global's notes and its other obligations. Premier is principally engaged in debt defeasance for lease transactions. The FP Segment debt is issued at or converted into LIBOR-based floating-rate obligations and the proceeds are invested in or converted into LIBOR-based floating-rate investments intended to result in profits from a higher investment rate than borrowing rate. In addition, the Company has refinanced certain defaulted transactions by employing refinancing vehicles to raise funds for the refinancings. These refinancing vehicles are also consolidated and included in the Financial Guaranty Segment. The Company's management believes that the assets held by the consolidated VIEs and the refinancing vehicles are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

2.     BASIS OF PRESENTATION

        The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows as of and for the period ended March 31, 2007 and for all periods presented. These Consolidated Financial Statements should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included as an exhibit to the Parent's Annual

Report on Form 10-K for the year ended December 31, 2006. The accompanying Consolidated Financial Statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States). The December 31, 2006 consolidated balance sheet was derived from audited financial statements. The results of operations for the periods ended March 31, 2007 and 2006 are not necessarily indicative of the operating results for the full year. Certain prior-year balances have been reclassified to conform to the 2007 presentation.

Revisions

        The statement of cash flows for the period ended March 31, 2007 appropriately segregates the effect of changes in foreign exchange rates on cash balances into a separate line item. The effect of foreign exchange rates on cash balances has historically been included in cash flows from operations. The statements of cash flows for the period ended March 31, 2006 has been revised to conform to the 2007 presentation. The 2006 statement of cash flows also reflects the reclassification of certain accounts. The amount revised for 2006 from cash to short-term investments was $18.0 million.

3.     LOSSES AND LOSS ADJUSTMENT EXPENSES

        The Company establishes loss liabilities based on its estimate of specific and non-specific losses. The Company also establishes liabilities for loss adjustment expenses ("LAE"), consisting of the estimated cost of settling claims, including legal and other fees and expenses associated with administering the claims process.

        The Company calculates a loss and LAE liability based upon identified risks inherent in its insured portfolio. If an individual policy risk has a reasonably estimable and probable loss as of the balance sheet date, a case reserve is established. For the remaining policy risks in the portfolio, a non-specific reserve is established to account for the inherent credit losses that can be statistically estimated.

        The following table presents the activity in non-specific and case reserves for the three months ended March 31, 2007. Adjustments to reserves represent management's estimate of the amount required to cover the present value of the net cost of claims, based on statistical provisions for new originations. Transfers between non-specific and case reserves represent a reallocation of existing loss reserves and have no impact on earnings.

Reconciliation of Net Losses and Loss Adjustment Expenses

	Non-Specific	Case	Total
	(in millions)
December 31, 2006	$137.8	$53.0	$190.8
Incurred	4.4	—	4.4
Transfers	(3.1)	3.1	—
Payments and other decreases	—	(0.8)	(0.8)

March 31, 2007 balance	$139.1	$55.3	$194.4

        Management of the Company periodically evaluates its estimates for losses and LAE and establishes reserves that management believes are adequate to cover the present value of the ultimate net cost of claims. However, because of the uncertainty involved in developing these estimates, the ultimate liability may differ from current estimates.

        The gross and net par amounts outstanding on transactions with case reserves were $456.1 million and $375.6 million, respectively, at March 31, 2007. The net case reserves consisted primarily of five collateralized debt obligation ("CDO") risks and two municipal risks, which collectively accounted for approximately 94.8% of total net case reserves. The remaining eight exposures were in non-municipal sectors.

        Management is aware that there are differences regarding the method of defining and measuring both case reserves and non-specific reserves among participants in the financial guaranty industry. Other financial guarantors may establish case reserves only after a default and use different techniques to estimate probable loss. Other financial guarantors may establish the equivalent of non-specific reserves, but refer to those reserves by various terms, such as, but not limited to, "unallocated losses," "active credit reserves" and "portfolio reserves," or may use different statistical techniques from those used by the Company to determine loss at a given point in time. In April 2007, the Financial Accounting Standards Board (the "FASB") published an exposure draft proposing new guidance for financial guaranty insurance accounting. This exposure draft proposes, among other things, changes to reserving and premium earnings methodologies. Based on management's current understanding of this exposure draft, the effect of these changes would be material to the financial statements if adopted.

4.     OUTSTANDING EXPOSURE

        The Company's policies insure the scheduled payments of principal and interest on public finance and asset-backed (including FSA-insured derivatives) obligations. The gross amount of financial guaranties in force (principal and interest) was $765.9 billion at March 31, 2007 and $764.8 billion at December 31, 2006. The net amount of financial guaranties in force was $563.4 billion at March 31, 2007 and $552.3 billion at December 31, 2006. The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance.

        The net and ceded par outstanding of insured obligations in the public finance insured portfolio include the following amounts:

	Net Par Outstanding		Ceded Par Outstanding
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
	(in millions)
Domestic obligations
General obligation	$106,685	$103,112	$28,668	$28,143
Tax supported	47,159	46,479	18,730	18,733
Municipal utility revenue	41,561	40,495	13,656	13,367
Health care revenue	13,303	13,155	10,462	10,144
Housing revenue	7,441	7,576	1,954	2,039
Transportation revenue	16,253	16,164	10,322	10,337
Education	4,754	4,378	1,606	1,027
Other domestic public finance	1,615	1,628	506	509
International obligations	18,576	18,306	15,034	14,554

Total public finance obligations	$257,347	$251,293	$100,938	$98,853

        The net and ceded par outstanding of insured obligations in the asset-backed insured portfolio (including FSA-insured CDS) included the following amounts:

	Net Par Outstanding		Ceded Par Outstanding
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
	(in millions)
Domestic obligations
Residential mortgages	$17,921	$15,666	$2,906	$2,555
Consumer receivables	10,086	10,599	592	664
Pooled corporate obligations	51,493	45,914	6,377	8,729
Other domestic asset backed obligations(1)	23,968	23,351	3,288	2,952
International obligations	29,892	29,295	6,166	8,077

Total asset backed obligations	$133,360	$124,825	$19,329	$22,977

(1)
Includes net par outstanding of $16,892 million as of March 31, 2007 and $16,558 million as of December 31, 2006, relating to FSA-insured GICs issued by the GIC Affiliates.

5.     TAXES

        The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS Statement No.109" ("FIN 48") as of January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes in an entity's financial statements pursuant to FASB Statement No. 109, "Accounting for Income Taxes" and provides thresholds for recognizing and measuring benefits of a tax position taken or expected to be taken in a tax return. Consequently, the Company recognizes tax benefits only on tax positions where it is "more likely than not" to prevail. There was no impact to the Company's financial position or results of operations from adopting FIN 48.

        The total amount of unrecognized tax benefits at January 1, 2007 and March 31, 2007 were $20.2 million and $20.8 million, respectively. If recognized, the entire amount would favorably influence the effective tax rate. Further, the Company recognizes interest and penalties related to unrecognized tax benefits as part of income taxes. For the quarter ended March 31, 2007, the Company accrued $0.3 million of expenses related to interest and penalties. Cumulative interest and penalties of $1.3 million had been accrued on the Company's balance sheet at March 31, 2007.

        The Company files consolidated income tax returns in the United States as well as separate tax returns for certain of its subsidiaries or branches in various state and local and foreign jurisdictions, including the United Kingdom, Japan, Australia, and Singapore. With limited exceptions, the Company is no longer subject to income tax examinations for its 2002 and prior tax years for U.S. federal, state and local, or non-U.S. jurisdictions.

        Within the next 12 months, it is reasonably possible that unrecognized tax benefits for tax positions taken on previously filed tax returns will become recognized as a result of the expiration of the statute of limitations for the 2003 tax year, which, absent any extension, will close in September 2007.

6.     DERIVATIVE INSTRUMENTS

Insured Derivatives

        Included in the Company's insured portfolio are certain contracts for which fair value adjustments are recorded through the consolidated statements of operations and comprehensive income because they qualify as derivatives under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") or SFAS No. 155,

"Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). These contracts include FSA-insured CDS, insured interest rate swaps entered into in connection with the issuance of certain public finance obligations and insured net interest margin ("NIM") securitizations issued in connection with certain mortgage-backed security financings. The Company considers all such agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes and therefore recorded at fair value.

        With respect to insured derivatives, the Company expects that these transactions will not be subject to a market value termination for which the Company would be liable. The Company recorded net earned premium under these agreements of $22.2 million for the three months ended March 31, 2007 and $22.5 million for the three months ended March 31, 2006.

        The Company's net par outstanding of $74.3 billion and $72.8 billion relating to CDS transactions at March 31, 2007 and December 31, 2006, respectively, are included in the asset-backed balances in Note 5. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to record earned premiums over the installment period, and to record changes in fair value as incurred. Changes in fair value are recorded in net realized and unrealized gains (losses) on derivative instruments and in either other assets or other liabilities, as appropriate. The Company uses quoted market prices, when available, to determine fair value. If quoted market prices are not available, as is generally the case, the Company uses internally developed estimates of fair value. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and the Company's ability to obtain reinsurance for its insured obligations. Due to the lack of a quoted market for the CDS obligations written by the Company, estimates generated from the Company's valuation process may differ materially from values that may be realized in market transactions. The Company does not believe that the fair value adjustments are an indication of potential claims under FSA's guarantees or an indication of potential gains or losses to be realized from the derivative transactions. The average remaining life of these contracts as of March 31, 2007 was 3.4 years. The inception-to-date gain on the balance sheet was $76.8 million at March 31, 2007 and $88.5 million at December 31, 2006 and is recorded in other assets.

        As of January 1, 2007, the Company implemented SFAS 155, which resulted in a mark-to-market loss of $1.2 million related to insured NIM securitizations. The change in fair value was a function of the market's adverse perception of mortgage-backed products. The Company does not believe that the fair value adjustments are an indication of potential claims under FSA's guarantees or an indication of potential gains or losses to be realized from the derivative transactions.

        The table below shows the changes in fair value of insured derivatives that are recorded in net realized and unrealized gains (losses) on derivative instruments in the consolidated statements of operations and comprehensive income:

	Three Months Ended March 31,
	2007	2006
	(in millions)
Insured derivatives:
CDS	$(11.7)	$29.0
Interest rate swaps	(0.3)	0.2
NIM securitizations	(1.2)	—

Total	$(13.2)	$29.2

Interest Rate and Foreign Exchange Rate Derivatives

        The Company enters into derivative contracts to manage interest rate and foreign currency exposure in its FP Segment debt and investment portfolio, which is comprised of VIE debt and investments. All gains and losses from changes in the fair value of derivatives are recognized immediately in the consolidated statements of operations and comprehensive income. These derivatives generally include interest rate and currency swap agreements, which are primarily utilized to convert fixed-rate debt and investments into U.S. dollar floating-rate debt and investments. The inception-to-date net unrealized gain in the FP Segment of $513.7 million and $516.8 million at March 31, 2007 and December 31, 2006, respectively, is recorded in other assets or accrued expenses and other liabilities and minority interest, as applicable.

7.     FINANCIAL PRODUCTS SEGMENT DEBT

        At March 31, 2007, the interest rates on FP Segment debt were between 1.98% and 6.20% per annum. FP Segment debt is comprised of VIE debt. Payments due under the FP Segment debt (including $1,036.6 million of future interest accretion on zero coupon obligations and excluding fair value adjustments of $136.0 million) in the remainder of 2007 and each of the next four years ending December 31 and thereafter, are as follows:

Principal Amount
(in millions)
2007	$633.4
2008	87.0
2009	333.6
2010	94.4
2011	13.8
Thereafter	2,844.9

Total	$4,007.1

8.     NOTES PAYABLE TO AFFILIATE

        The Company recorded $307.3 million of notes payable to an affiliate at March 31, 2007. These notes were issued by special purpose entities consolidated by the Company and formed to facilitate the refinancing transactions. Principal payments due under these refinanced notes for the remainder of 2007 and each of the next four years ending December 31 and thereafter, are as follows:

Principal Amount
(in thousands)
2007	$17,954
2008	15,068
2009	37,420
2010	44,207
2011	47,643
Thereafter	144,959

Total	$307,251

9.     OTHER ASSETS

        The detailed balances that comprise other assets at March 31, 2007 and December 31, 2006 are as follows:

	March 31, 2007	December 31, 2006
	(in thousands)
Other assets:
Fair value of VIE swaps	$513,675	$516,762
Fair value adjustment of insured derivatives	75,989	89,195
VIE other invested assets	425,314	418,677
Tax and loss bonds	128,917	127,150
Accrued interest on VIE swaps	156,533	136,975
Accrued interest income	59,956	60,500
Other assets	158,054	146,911

Total other assets	$1,518,438	$1,496,170

10.   SEGMENT REPORTING

        The Company operates in two business segments: financial guaranty and financial products. The Financial Guaranty Segment is primarily in the business of providing financial guaranty insurance on public finance and asset-backed obligations. The FP Segment is comprised of the VIE business. Reflecting the manner in which the VIEs' operations are managed, the results of the VIEs have been included in the FP Segment beginning in the fourth quarter of 2006. The March 31, 2006 disclosures have been reclassified to conform to the 2007 presentation.

        The following tables summarize the financial information by segment as of and for the three months ended March 31, 2007 and 2006. The exclusions from pretax operating earnings are the fair value adjustments on insured derivatives and economic interest rate hedges.

	Three Months Ended March 31, 2007
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Revenues:
External	$161,349	$46,981	$—	$208,330
Intersegment	909	—	(909)	—
Expenses:
External	(48,251)	(54,070)	—	(102,321)
Intersegment	—	(909)	909	—
Less:
SFAS 133 fair-value adjustments for insured derivatives and economic interest rate hedges	(13,206)	(7,953)	—	(21,159)

Pre-tax segment operating earnings	127,213	(45)	—	127,168

Segment assets	$6,921,444	$3,268,229	$—	$10,189,673

	Three Months Ended March 31, 2006
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Revenues:
External	$192,079	$9,097	$—	$201,176
Intersegment	880	—	(880)	—
Expenses:
External	(45,530)	(61,131)	—	(106,661)
Intersegment	—	(880)	880	—
Less:
SFAS 133 fair-value adjustments for insured derivatives and economic interest rate hedges	29,164	(52,869)	—	(23,705)

Pre-tax segment operating earnings	$118,265	$(45)	$—	$118,220

        The following tables present reconciliations of segments' pre-tax operating earnings to net income.

	Three Months Ended March 31, 2007
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Pretax operating earnings	$127,213	$(45)	—	$127,168
SFAS 133 fair-value adjustment for insured derivatives and economic interest rate hedges	(13,206)	(7,953)	—	(21,159)
Taxes				(27,029)
Minority interest				7,929

Net income				$86,909

	Three Months Ended March 31, 2006
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Pretax operating earnings	$118,265	$(45)	—	$118,220
SFAS 133 fair-value adjustment for insured derivatives and economic interest rate hedges	29,164	(52,869)	—	(23,705)
Taxes				(40,470)
Minority interest				52,845

Net income				$106,890

        The intersegment revenues and expenses relate to premiums paid by FSA Global on FSA-insured notes.

        The amount of SFAS 133 fair-value adjustments for insured derivatives is a reconciling item between pre-tax segment operating earnings and net income. In addition, management subtracts the impact of economic interest rate hedges when analyzing the segments. Marking the derivatives to fair value but not marking the hedged assets or liabilities causes one-sided accounting. By removing its effect, the measure will more closely reflect the underlying economic performance of segment operations.

11.    RECENTLY ISSUED ACCOUNTING STANDARDS

        On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when required to use fair value measures for recognition or disclosure purposes under GAAP. SFAS 157 adopted an "exit price" approach to determining fair value and set forth a three-level fair value hierarchy to prioritize the inputs used in valuation techniques. Level 1 is the highest priority and is defined as observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2 is defined as inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data. Level 3 is the lowest priority and is defined as a valuation based on unobservable inputs such as a company's own data. Prioritization of inputs, as well as other considerations, determine the level of disclosure required. SFAS 157 is applicable to financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is in the process of evaluating the impact of SFAS 157 on its financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits reporting entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. The fair value option may be applied instrument by instrument, is applied only to entire instruments and not to portions of instruments and the election is irrevocable. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted, under certain circumstances, provided the provisions of SFAS 157 are also applied. The Company is currently evaluating SFAS 159 and the implications for the Company's financial statements.

12.   COMMITMENTS AND CONTINGENCIES

        In the ordinary course of business, the Company and certain Subsidiaries are parties to litigation. The Company is not a party to any material pending litigation.

        On November 15, 2006, the Parent received a subpoena from the Antitrust Division of the U.S. Department of Justice ("the DOJ") issued in connection with an ongoing criminal investigation of bid rigging of awards of municipal GICs. On November 16, 2006, FSA received a subpoena from the SEC related to an ongoing industry-wide civil investigation of brokers of municipal GICs. The Parent issues municipal GICs through the FP Segment, but does not serve as a GIC broker. The subpoenas request that the Parent furnish to the DOJ and SEC records and other information with respect to the Company's municipal GIC business. The Parent is cooperating with the investigations by the DOJ and SEC.

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FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (unaudited) March 31, 2007
INDEX
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (unaudited) (in thousands, except share data)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited) (in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) (in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Reconciliation of Net Losses and Loss Adjustment Expenses